Exhibit 99.4

September 17, 2004

To the Holders of The Williams Companies, Inc.’s FELINE PACS:

      The Williams Companies, Inc., a Delaware corporation (the “Company”), is offering to exchange one (1.0000) share of the Company’s common stock, par value $1.00 per share (the “Common Stock”), plus $1.47 in cash, for each validly tendered and accepted FELINE PACS in the form of an Income PACS (CUSIP 969457886), up to an aggregate of 43,900,000 Income PACS, upon the terms and subject to the conditions set forth in the enclosed Exchange Offer Prospectus, dated September 17, 2004 (the “Exchange Offer Prospectus”) and the related letter of transmittal (the “Letter of Transmittal” and, together with the Exchange Offer Prospectus, the “Exchange Offer”). The Exchange Offer is conditioned on a number of factors set forth in the section of the Exchange Offer Prospectus entitled “The Exchange Offer — Conditions to the Exchange Offer.”

      We are only tendering for Income PACS. We are not tendering for Growth PACS. If you hold Growth PACS and would like to participate in this Exchange Offer, then before tendering you must recreate Income PACS from your Growth PACS as described in the section of the Exchange Offer Prospectus entitled “Description of FELINE PACS — Recreating Income PACS.”

      The Income PACS were issued on January 14, 2002. As of September 13, 2004, 44,000,000 Income PACS were outstanding. Up to an aggregate of 43,900,000 shares of Common Stock and an aggregate of $64,533,000 will be issued in exchange for the Income PACS.

      The Exchange Offer will expire at 5:00 p.m., New York City time, on October 18, 2004, unless extended or earlier terminated by us. You may withdraw Income PACS that you tender at any time before the Exchange Offer expires. In addition, you may withdraw any tendered Income PACS after November 15, 2004, which is 40 business days from September 17, 2004, if we have not accepted them for exchange.

      Please read carefully the Exchange Offer Prospectus and the other enclosed materials relating to the Exchange Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Exchange Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to JPMorgan Chase Bank, which is acting as the exchange agent for the Exchange Offer.

      If you have questions regarding the exchange offer or whether or not to participate in the exchange offer, please contact the lead dealer managers, Merrill Lynch & Co. You may call Merrill Lynch & Co., toll free at (888) 654-8637 or collect at (212) 449-4914. If you have questions regarding the procedures for tendering in the Exchange Offer, require additional materials or require assistance in tendering your Income PACS, please contact the information agent, D.F. King & Co., Inc., toll free at (800) 848-2998.

      Thank you for your time and effort in reviewing this request.

Very truly yours,

THE WILLIAMS COMPANIES, INC.